UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 February, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr P van Schalkwyk, a
Director of a major subsidiary of Gold Fields Limited, has bought
Bonus Shares (“BS”) which were awarded to him in terms of the
Gold Fields Limited 2012 Share Plan.
Bonus shares are awarded annually in March and the award is based on the previous year’s annual bonus. Two thirds are awarded in the form of bonus shares.

Details of the transaction are set out below:

P van Schalkwyk
Nature of transaction
On market purchase of shares in terms
of the BS
Transaction Date 15 February 2013
Number of Shares 1090
Class of Security
Ordinary shares
Market Price per share
R100.0509
Total Value
R109_055.48
Vesting Period
50% of the award vests 9 months
following the grant date and the
remaining 50% vests 18 months
following the grant date.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

18 February 2013
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 18 February, 2013
By: /s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title: Chief Executive Officer